EXHIBIT 99.2

Management's discussion and analysis

October 15, 2007

PLAN OF ARRANGEMENT AND CORPORATION REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus. References in this MD&A to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.

On November 1, 2006, the Company was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of Old Lorus.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed 4325231 Canada Inc.

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States. The proceeds received by the Selling Shareholders was nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252 thousand upon closing of the Arrangement.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the

Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of New Lorus reflects the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these interim consolidated financial statements are those of Old Lorus.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2007 and the accompanying notes for 6650309 Canada Inc., subsequently renamed Lorus Therapeutics Inc, (New Lorus) and the financial statements of Lorus Therapeutics Inc. subsequently renamed 4325231 Canada Inc. (Old Lorus) presented in the Supplemental Financial Information (collectively the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  All amounts are expressed in Canadian dollars unless otherwise noted.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials.  A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialability as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our loss from operations for the three months ended August 31, 2007 decreased 25% to $2.1 million ($0.01 per share) compared to a net loss of $2.8 million ($0.01 per share) in 2006. On close of the Arrangement, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.1 million resulting in income for the period of $4.0 million ($0.02 per share).  Research and development expenses in the first three months of fiscal 2008 decreased to $782 thousand from $1.3 million in during the same period last year.  Research and development costs were significantly lower in 2007 due to reduced external research and testing costs in 2007 as compared to the same period in 2006.  In addition, the Company incurred drug manufacturing costs and amortization of acquired R&D costs in 2006 not incurred in 2007.  Staff reductions and a continued focus on reducing overhead costs contributed to the decrease.  We utilized cash of $2.3 million in our operating activities in three-month period ended August 31, 2007 compared with $1.8 million during the same period in 2006;reflecting a reduction in accounts payable and an increase in prepaid and other assets.   At August 31, 2007 we had cash and cash equivalents and marketable securities of $17.1 million compared to $12.4 million at May 31, 2007.

RESULTS OF OPERATIONS

Revenues
Revenues for the three-month period ended August 31, 2007 increased to $26 thousand compared with revenue of $7 thousand for the same period last year.  The increase in revenue in the current period is related to increased laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development
Research and development expenses totaled $782 thousand in the three-month period ended August 31, 2007 compared to $1.3 million during the same period last year.  The decrease in spending compared with 2006 is due to reduced external research and testing costs in 2007 as compared to the same period in 2006.  In addition, the Company incurred drug manufacturing costs and amortization of acquired R&D costs in 2006 not incurred in 2007.  The Company continues to leverage its research and development activities through the use of NCI sponsored trials.

General and Administrative
General and administrative expenses totaled $736 thousand in the three-month period ended August 31, 2007 compared to $788 thousand in same period last year.  The decrease in general and administrative costs is the result of staff reductions, and a continued focus on lowering costs in all areas of the business.

Stock-Based Compensation
Stock-based compensation expense totaled $103 thousand in the three-month period ended August 31, 2007 compared with $113 thousand in the same period last year.  The decrease in stock-based compensation expense in 2007 is the result of reduced fair values on the stock options issued, due to a decline in our stock price.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $79 thousand in the three-month period ended August 31, 2007 as compared to $100 thousand in the same period last year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2007and 2006.

Interest Expense
Non-cash interest expense was $270 thousand in the three-month period ended August 31, 2007 compared with $265 thousand in the same period last year.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The increase in interest expense in 2007 compared with 2006 is a function of a higher prime rate in July 2007.  All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures amounted to $266 thousand in the three-month period ended August 31, 2007 compared with $219 thousand in the same period last year.  The accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense in 2007 compared with 2006 is due to higher effective rate of interest.

Amortization of Deferred Financing Charges
Amortization of deferred financing charges totaled $32 thousand in the three-month period ended August 31, 2007 compared with $25 thousand in the same period last year. The deferred financing charges relate to the convertible debenture transaction and is being amortized using the effective interest rate method over the five-year life of the debt commencing October 6, 2004.

Interest and Other Income
Interest income totaled $140 thousand in the three-month period ended August 31, 2007 compared to $67 thousand in the same period last year.  The amount of Interest income in the current period has been offset by the a $20 thousand loss in fair value on investments held-for-trading as a result of the implementation on the new financial instruments accounting policy, see Recently Adopted Accounting Policies, below.  The overall increase interest income in the current period is due to higher average cash and marketable securities balances in the current three month period compared to the same period in 2006 as well as higher interest rates.  Higher average cash and marketable securities balances were primarily a function of the funds received as part to of the August 2006 private placements and the completion of the Arrangement in July 2007.

Loss from operations for the period
Operating net loss for the period, before the gain on sale of shares associated with the completion of the Arrangement decreased to $2.1 million or $0.01 per share in the first three month ended August 31, 2007 compared to $2.8 million or $0.01 per share in the same period last year.  The decrease in net loss in 2007 compared with 2006 is primarily due to lower research and development costs as discussed above.

Gain on sale of shares
As a result of the Arrangement, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.1 million. Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described above.  Those tax attributes remaining with Old Lorus are no longer available to the Company.  In reference to those indemnifications, $600 thousand of the proceeds on the transaction have been held in escrow until the first anniversary of the transaction (July 2008).  The Company has deferred any gain on this escrow amount until they are released at which time the fair value of the indemnity will be reassessed.

CORPORATE CHANGES
As discussed above, On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenses continue to trend lower than in the same quarters in the previous year as a result of the reduction in R&D costs following the close of our Phase III Virulizin® clinical trials and the full amortization of acquired R&D in August 2006.  Overall, R&D costs are lower as the company continues to leverage its clinical trial costs utilizing National Cancer Institute sponsored trials.

General and administrative expenses have remained relatively consistent across last six quarters and with the exception of an increase for the quarter ended November 30, 2006 due to severance charges relating to the costs of the mutual separation agreement as described in the Company’s annual report.

The Company recognized a gain in the current period as a result of the gain on sale of shares recognized on the close of the Arrangement as discussed above.

(Amounts in 000’s except for per common share data)	Aug 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005
Revenue	$26	$40	$37	$23	$7	$14	$5	$6
Research and development	782	259	672	1,122	1,331	1,353	2,296	2,631
General and administrative	736	820	833	1,407	788	730	909	1,619
Net profit (loss)	3,991	(1,689)	(2,062)	(3,117)	(2,770)	(2,970)	(4,095)	(5,102)
Basic and dilutednet profit (loss) per share	$0.02	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.03)
Cash used in operating activities	$(2,348)	$(89)	$(1,805)	$(2,585)	$(1,814)	$(1,940)	$(3,956)	$(2,360)

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from exercise of warrants and stock options, and interest income on funds held for future investment. We continue to leverage the ongoing costs of the six GTI-2040 Phase II clinical trials through work being done by the US NCI at its cost.  These trials are currently in the late stages of completion; Lorus intends to continue an expanded GTI-2040 trial at its own cost.  The Company has sufficient GTI-2040 drug to support ongoing trials.  The Company is currently in the assessment phase of results from its GTI-2501 Phase II clinical trial and is not incurring significant costs thereon.  We will continue the development of our small molecule programs from internal resources until their anticipated completion.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

We believe our current level of cash and marketable securities sufficient to execute our current planned expenditures for the next twelve months.

Cash Position
At August 31, 2007, Lorus had cash and cash equivalents and short term investments totaling $17.1 million compared to $12.4 million at May 31, 2007.  The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents and short term investments less current liabilities) at August 31, 2007 was $15.9 million as compared to $6.2 million at May 31, 2007.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Contractual obligations and Off-Balance Sheet Financing
At August 31, 2007, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	86	5	-	-	91
Convertible Debenture[1]	-	15,000	-	-	15,000
Total	86	15,005	-	-	15,091

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above excludes interest expense which is payable monthly by issuance of commons shares which is calculated at a rate of prime plus 1% on the outstanding balance.

As at August 31, 2007, we have not entered into any off- balance sheet arrangements.

Outlook
Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives.  Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

SUBSEQUENT EVENTS
Subsequent to August 31, 2007, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and Dr. Wright in relation to his options earned as president and chief executive officer.  These transactions result in modification of the terms of the original awards, and the incremental compensation expense relating to the modified options will be accounted for in the second quarter ended November 30, 2007.

Also subsequent to August 31, 2007, the Company received a statement of claim in respect of a dispute with a former employee. It is currently not possible to determine the outcome of such action or the amount of settlement if any, but the Company believes that the suit is without merit and will defend the action vigorously.  No provision has been made in the consolidated financial statements.

RISK FACTORS
Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to the MD&A included in our 2007 Annual Report for a complete discussion of risks and uncertainties.

•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	Our cash flow may not be sufficient to cover interest payments on our secured convertible debentures or to repay the debentures at maturity.
•
We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•	If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.
•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

•	If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.
•
We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interupted or discontinued.

•	Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business.
•	We have limited sales, marketing and distribution experience.
•	Our interest income is subject to fluctuations of interest rates in our investment portfolio.
•
Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, if any of our product candidates are approved for sale to the public, we may be unable to sell our products profitably.

•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

CRITICAL ACCOUNTING POLICIES
Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2007 annual report.  As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to the financial statements of Old Lorus (subsequently renamed 4325231 Canada Inc.) provided as Supplemental Financial Information in our annual report for the fiscal year ended May 31, 2007.

Recently Adopted Accounting Recommendations
Effective on June 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855); Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Adoption of the above recommendations had the following impact on the current financial statements:

Short term investments:
Short term investments consist of fixed income government investments and corporate instruments.  Any fixed income government investments and corporate instruments that are not cash equivalents are classified as held-to-maturity investments except where the Company cannot reasonably demonstrate that the investment could be expected to be held to maturity by virtue of its long term nature in which case the investment instrument is considered a held-for-trading investment.  Held-to-maturity investments are measured at amortized cost while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statement of loss and deficit.  As a result of adopting the new standards, the Company designated certain corporate instruments previously carried at amortized cost as held for trading investments.  This change in accounting policy resulted in a reduction of the opening deficit accumulated during the development stage by $27 thousand and recognized a loss in the consolidated statement of loss and deficit in the current period of $20 thousand.

Embedded derivatives:
Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs.

The Company did not identify any embedded derivatives that required separation from the related host contract as at  June 1, 2007 that resulted in a material adjustment to the consolidated interim financial statements.

Transaction costs:
Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

Guarantee:
On July 10, 2007, as part of the Arrangement, the Company, including its subsidiaries, indemnified Old Lorus and its directors.  This indemnity is required to be accounted for at fair value in accordance with Section 3855.  Management has accrued an amount of $600 thousand being the amount held in escrow and has recorded this amount as a deferred gain on sale of shares within its liabilities.  The fair value of the indemnity will be reassessed as the escrowed amount is released in July 2008.

Recent Accounting Recommendations not yet adopted
In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements included Sections 3862 - Financial Instruments - Disclosure, which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 3862 is based on IFRS 7, “Financial Instruments: Disclosures”, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

Section 3863 “Financial Instruments - Presentation”, which replaces Section 3861, “Financial Instruments - Disclosure and Presentation”. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, “Financial Instruments - Presentation”.

These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

We do not expect the adoption of these standards to have a material impact on our consolidated financial position and results of operations.

UPDATED SHARE INFORMATION
As at October 15, 2007, the Company had 213,923,534 common shares issued and outstanding.  In addition, the Company had issued and outstanding 15,051,338 stock options to purchase an equal number of common shares and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;
•	our plans to conduct clinical trials;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;
•	our plans to obtain partners to assist in the further development of our product candidates; and
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	the progress of our clinical trials;

•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
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other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2007 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for 4325231 Canada Inc. (Old Lorus)